SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934

                                 Original Filing
                                 ---------------
                               (Amendment No. N/A)
                                          -------

                              HADRO RESOURCES, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   405007-10-5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Marcus Johnson
                        Tri Star Financial Services, Inc.
                 435 Martin Street, Suite 2000, Blaine, WA 98230
                                  800-209-2260

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED) TO RECEIVE NOTICES AND COMMUNICATIONS

                               SEPTEMBER 15, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 1.3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13c1-1(b)(3) or (4), check the following box [ ] Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting benefcial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

CUSIP NO. 405007-10-5              Page 1 of 5                  SEC Schedule 13D


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1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    TRI STAR FINANCIAL SERVICES, INC.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]     (b) [ ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 1S REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e) [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Washington State, USA


                                          7. SOLE VOTING POWER
                                             7,000,000
NUMBER
OF SHARES                                 8. SHARED VOTING POWER
BENEFICIALLY                                 0
OWNED BY
EACH                                      9. SOLE DISPOSITIVE POWER
REPORTING                                    7,000,000
PERSON
                                         10. SHARED DISPOSITIVE POWER
                                             0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    7,000,000 shares of Common Stock


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT 1N ROW (11)

    54%


14. TYPE OF REPORTING PERSON

    CO


CUSIP NO. 405007-10-5              Page 2 of 5                  SEC Schedule 13D


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ITEM 1                  SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.001 per share (The "Common Stock"), of Hadro Resources, Inc., A Nevada Corporation (the "Company"), with its principal executive offices located at 50 West Liberty Street, Suite 880, Reno, NV 89501.

ITEM 2.                 IDENTITY AND BACKGROUND.

     This statement is being filed by Tri Star Financial Services, Inc., a corporation incorporated in the state of Washington (the "Reporting
     Person"). The principal executive offices of the Reporting Person are located at 435 Martin Street, Blaine, Washington 98230. The Reporting Person's principal business is providing management and consulting services.

     The Reporting Person is the record holder of 7,000,000 shares of Common Stock, par value $.001 per share, of the Company. Prior to September 15, 2000, the Reporting Person owned no shares of the Company.

     During the last five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any member of its management has been
     (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER
                        CONSIDERATION.

     The Reporting Person purchased the 7,000,000 shares from Frank Donis, an officer and director of the Company, in a private party transaction, using cash in the amount of US $7,000.00 from its working capital. No funds were borrowed to make the purchase.

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Person acquired the 7,000,000 shares of the Common Stock, per item 3, for investment. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Company which relates to or would result in any of the matters in Items 4(a)-(j) of Schedule 13D.


CUSIP NO. 405007-10-5              Page 3 of 5                  SEC Schedule 13D


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ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person beneficially owns of record 7,000,000 shares of Common Stock. This represents 54% of the total outstanding shares of Common Stock as of September 15, 2000, (based on information contained in the Issuer's most recent Quarterly Report on Form 10-QSB). Except for informa-tion set forth in this Item 5 and Item 6, the Reporting Person and, to the best knowledge of the Reporting Person, none of the immediate family members executive officers, directors or other employees of the Reporting Person, beneficially owns any shares of Common Stock of the Company.

        (b) The Reporting Person presently has the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

        (c) The transactions by which the Reporting Person acquired the Common Stock owned by it are described in Item 2 and Item 3 hereof. Except as aforesaid, the Reporting Person and, to the best knowledge of the Reporting Person, none of the executive officers, directors or other employees of the Reporting Person has effected any transactions in the Common Stock during the past 60 days.

        (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class of Common Stock owned by it.

        (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        (a) Except as set forth in this Item 6 or Item 2 hereof, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS.

        (a) As there exists no investment agreements, amended or other-wise, no registration rights or any amendments thereto, no exhibits are being submitted.


CUSIP NO. 405007-10-5              Page 4 of 5                  SEC Schedule 13D


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 20, 2000



                    /s/ MARCUS JOHNSON
                    ----------------------------------------
                    Name: Marcus Johnson
                    Title: President of the Reporting Person









CUSIP NO. 405007-10-5              Page 5 of 5                  SEC Schedule 13D